Corporate Communications	Exhibit 99.2

CNH Industrial Presents ‘Transform 2 Win’ Strategy for Stakeholder Value Creation at New York Investor Day

-	Sector leading growth and performance through innovation, business simplification and enhanced cost management as well as asset optimization

-	Separation by early 2021 of ‘On-Highway’ and ‘Off-Highway’ assets creating two focused, world leading businesses

London, September 3, 2019

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI), today will announce its new five-year 2020 – 2024 business plan ‘Transform 2 Win’ at its Capital Markets Day event in New York, U.S.A., presenting a detailed strategy to transform the Company’s structure and performance to empower its five operating segments achieve their full potential.

Highlights of the five-year plan include:

•	Net sales projected to grow at a compound annual growth rate of 5%

•	Significant growth planned in annual product development investment for all segments, totaling $13 billion over the course of the plan to 2024

•	Adjusted EBIT Margin of Industrial Activities to reach 8% by 2022 and 10% by 2024, with adjusted EBIT more than doubling from current levels

•	ROIC of Industrial Activities is projected to achieve 20% (a 600bps increase from 2018) and adjusted diluted EPS to grow from $0.86 (mid-point of 2019 guidance) to $2.00 by 2024

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Separation of ‘On-Highway’ (commercial vehicles and powertrain segments) and ‘Off-Highway’ assets (agriculture, construction and specialty segments) will result in the creation of two listed entities, each a world leader in its business

The plan is based on robust and specific segment and functional strategies to be implemented through a combination of value enhancing strategic initiatives including sales growth opportunities, performance and business simplification initiatives, asset optimization efficiencies, and talent engagement and development programs.

CNH Industrial N.V. 25 St. James’s Street London, SW1A 1HA United Kingdom

Under the ‘Transform 2 Win’ strategy, CNH Industrial will reduce operating costs and increase the efficiency of its asset base through targeted restructuring actions and other charges condensed into an efficiency program and certain other initiatives including the 80/20 simplification process, initiated in Q4 2018. Full implementation is expected by the end of 2022. Pre-tax charges associated with this efficiency program in the remainder of 2019 and through 2022 are expected to be between $450 and $500 million, of which $250 million is expected to be in cash.

The ‘Transform 2 Win’ plan will see the Company separate its ‘On-Highway’ and ‘Off-Highway’ businesses, a decision that follows the completion of a deep portfolio review process, taking into account, among other things, strategic, investor, and synergy considerations. This review highlighted that the ‘On-Highway’ and ‘Off-Highway’ businesses have diverging regulatory and customer requirements and are impacted differently by the accelerating industry megatrends of digitalization, automation, low-/zero-emission propulsion and servitization.

The spin-off of the ‘On-Highway’ assets will maximize management focus and flexibility, align investment priorities and incentives, better meet respective business needs and optimize the cost and capital structure of each company to drive profitable growth. It will further strengthen the leadership positions of both the ‘On-Highway’ and the ‘Off-Highway’ businesses, better position them to achieve their ambitious plan targets as well as optimize their shareholder value creation potential. As the process of separating the two businesses progresses, the financial plan highlights, as well as restructuring actions, will be disaggregated into separate pro-forma plans for each company.

The ‘Off-Highway’ company, with 2018 pro-forma industrial activities revenues of $15.6 billion, will be predominantly an agriculture company (75% of revenue) supported by the construction business (19% of revenue). Specialty vehicles (6% of revenue) will remain within the ‘Off-Highway’ company. Case IH, New Holland Agriculture and STEYR will build on their market positions, further strengthened product line-ups and improved distribution, and accelerated investment in automation and digitalization activities. CASE Construction Equipment and New Holland Construction, as well as ASTRA heavy duty quarry trucks, will focus on improving profitability, product range simplification and growing share in application specific segments. Defense vehicles and Magirus firefighting will further develop their industry leading offerings for their specialized customer base.

The newly listed ‘On-Highway’ company, with 2018 pro-forma industrial activities revenues of $13.1 billion, will comprise the IVECO, IVECO BUS and Heuliez Bus commercial vehicle brands (69% of revenue), together with the FPT Industrial powertrain business (31% of revenue). IVECO brands’ market position and product line-up will be further strengthened with investments in product and technology upgrades. FPT Industrial will continue to offer industry-leading powertrain solutions and accelerate the development of alternative propulsion solutions. FPT Industrial will remain a key supplier to the ‘Off-Highway’ business through a long-term supply agreement.

“The bold plan will lead to the creation of two new global leaders in their respective fields,” said Suzanne Heywood, Chairperson, CNH Industrial. “The Board of Directors strongly supports this ambitious strategy and its confidence is underpinned by the rigorous work undertaken to formulate it.”

“With our ‘Transform 2 Win’ strategy we are setting an exciting new direction for our Company. By developing ambitious yet achievable targets for each segment and reorganizing our structure to create two global leaders, all of our great businesses will be better able to realize their full potential in terms of financial performance, shareholder and broader stakeholder value generation and sustainability commitments,” said Hubertus Mühlhäuser, Chief Executive Officer, CNH Industrial. “Our clear assessment of the key megatrends, that are rapidly changing the business landscape, has led us to embrace this challenge and transform the Company. Benefitting from greater management focus, the two companies will accelerate their innovation, be nimbler in their strategic thinking and actively participate in industry consolidation. This is all thoroughly consistent with our strategic purpose of ‘powering sustainable transformation’.”

The new ‘On-Highway’ company will have a legal structure based on that of CNH Industrial N.V., with the spin-off expected to be completed in early 2021, subject to approval at an Extraordinary General Meeting of shareholders, which is anticipated to be held in H2 2020.

CNH Industrial has retained external advisors to support the planned spin-off.

Materials presented at the Capital Markets Day can be accessed from the Investor Relations section of the CNH Industrial corporate website.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, our ability to achieve the targets set out in the financials plan announces in September3, 2019 Capital Markets Day; our ability to successfully implement the planned demerger of the On-Highway SpinCo; the ability of the respective management teams of the Off-Highway RemainCo and On-Highway SpinCo to successfully operate the separated business and achieve their individual growth plans,and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2018, prepared in accordance with U.S. GAAP, and in the Company’s EU Annual Report at December 31, 2018, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Media contacts:

Richard Gadeselli	Laura Overall

Corporate Communications	Corporate Communications

Tel. +44 (0)2077 660 346	Tel. +44 (0)2077 660 338

E-mail: mediarelations@cnhind.com